The Dow Chemical Company and Subsidiaries	EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31		For the Year Ended December 31
In millions, except ratio (Unaudited)	2009	2008	2008	2007	2006	2005	2004
Income before Income Taxes	$17	$1,264	$1,321	$4,229	$4,972	$6,399	$3,796
Add (deduct):
Equity in earnings of nonconsolidated affiliates	(65)	(274)	(787)	(1,122)	(959)	(964)	(923)
Distributed income of earnings of nonconsolidated affiliates	561	319	836	774	616	495	370
Capitalized interest	(25)	(26)	(97)	(85)	(73)	(56)	(48)
Amortization of capitalized interest	23	21	84	79	70	70	65
Preferred security dividends	(10)	(20)	(63)	(81)	(77)	(65)	(54)
Adjusted earnings	$501	$1,284	$1,294	$3,794	$4,549	$5,879	$3,206
Fixed charges:
Interest expense and amortization of debt discount	$154	$145	$648	$584	$616	$702	$747
Capitalized interest	25	26	97	85	73	56	48
Preferred security dividends	10	20	63	81	77	65	54
Rental expense – interest component	26	28	120	124	131	133	135
Total fixed charges	$215	$219	$928	$874	$897	$956	$984
Earnings available for the payment of fixed charges	$716	$1,503	$2,222	$4,668	$5,446	$6,835	$4,190
Ratio of earnings to fixed charges	3.3	6.9	2.4	5.3	6.1	7.2	4.3

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